The Verona Firm, PLLC

Brett Alan Verona, Esq.
Post Office Box 18191
Tampa, FL 33679

TEL (813) 258-0852
FAX (813) 464-7757
Brett@TheVeronaFirm.com

February 17, 2022

Claire DeLabar
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

Re: TELCO CUBA, INC
Amendment No. 2 to Offering Statement on Form 1-A
Filed February 1, 2022
File No. 024-11611

Ms. DeLabar:

Pursuant to the correspondence dated February 15, 2022, below please find our responses to your original comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1. You state that during the 9 months ended August 31, 2021 and 2020, you had one and no certain customers whose revenue individually represented 90% or more of the Company's total revenue, respectively. On page 25, however, you state that during the 9 months ended August 31, 2021 and 2020, the Company had one and no certain customers whose revenue individually represented 9% or more of the Company's total revenue, respectively, and on page F-7 you disclose that "During the 9 months ended on August 31, 2021 and 2020, 9% and 10% respectively of our revenue was concentrated in one customer. Please resolve these discrepancies. Also, clarify in your disclosure if the customer from which you generated the most revenue through the nine months ended August 31. 2020 and 2021 was Jace Inc.

The comment on Page 4 which you reference is for the Amgentech subsidiary, and for that subsidiary the 90% figure is accurate. As to the one customer, it has been changed to disclose throughout that that customer is Jace, Inc. Additionally, the discrepancy on page F-7 has been rectified, and the filing has been revised accordingly.

Kind regards.

DocuSigned by:
Brett Verona
8A1BDB770CEE478

Brett Verona